SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 12, 2024
KT Corporation

By:	/s/ Youngkyoon Yun
Name: Youngkyoon Yun
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

Record Date for Cash Dividend Payment

1. Type of Dividend	Quarterly dividend

2. Record Date	2024-06-30

3. Purpose of Setting Record Date	To determine shareholders entitled for dividend payment

4. Additional Details Relevant to Investment Consideration

•  This is a resolution to determine the record date for the determination of eligible shareholders in accordance with Article 49-2 (Quarterly Dividend) of the Company’s Articles of Incorporation.

•  Shareholders entitled for quarterly dividends will be determined solely based on the record date, without book closure.

•  The implementation of quarterly dividends and the amount of dividend will be resolved by the board of directors.